via EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Principal Funds, Inc.
Post-Effective Amendment No. 66 on Form N-1A
File Nos. 033-59474 and 811-07572, SEC Accession No. 0000898745-09-000084
Request for Withdrawal Pursuant to Rule 477

Dear Sir or Madam:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, Principal Funds, Inc. (the "Company") hereby respectfully requests the withdrawal of the above-referenced Post-Effective Amendment No. 66 to the registration statement on Form N-1A filed with the Securities and Exchange Commission ("SEC") on February 27, 2009, which was filed with the SEC in error.

We appreciate your assistance in this matter. If you have any questions regarding this matter, please contact the undersigned at (515)235-9154.

/s/ Jennifer A. Mills
Jennifer A. Mills
Attorney